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                                  EXHIBIT 20.1

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                     [GIGA-TRONICS INCORPORATED LETTERHEAD]

                                NOVEMBER _ , 1998

Dear Giga-tronics Shareholder:

The Board of Directors of Giga-tronics has adopted a Shareholder Rights Plan intended to help assure that all Shareholders would receive fair treatment in any takeover of the Company. A Summary of the Rights is enclosed and we urge you to read it carefully. No action on your part is required at this time. You will be notified if the Rights are ever triggered and become exercisable.

The Rights are designed to enable the Board to better act on behalf of Shareholders in the event of an unsolicited attempt to acquire the Company. The Plan is designed to equip the Board with appropriate tools for conducting negotiations with any prospective bidder, rather than to prevent or discourage any attractive offer for the Company. The Company has not received any unsolicited acquisition proposal at this time.

The Rights will expire (unless previously triggered) on November 10, 2003 and, in certain circumstances, are subject to amendment or to redemption at $.001 per Right by a majority of the directors of the Company. The adoption of the Giga-tronics Rights Plan does not weaken the financial strength of the Company or interfere with its business plans. The issuance alone of the Rights has no dilutive effect and will not affect earnings per share or change the way in which you can presently trade the Company's shares.

In declaring the Rights, we have expressed our confidence in the future and our determination that you, our Shareholders, be given every opportunity to participate fully in that future. You can be assured that we will continue to take all appropriate measures to enhance Shareholder values and to protect your interests in those values. On behalf of the Board of Directors,


                                       -----------------------------------------
                                       George H. Bruns, Jr.
                                       Chairman of the Board and Chief
                                       Executive Officer